

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2024

Leon O. Moulder, Jr.
Chief Executive Officer
Zenas BioPharma, Inc.
1000 Winter Street,
North Building, Suite 1200
Waltham, MA 02451

> **Re:** **Zenas BioPharma, Inc.**
> **Registration Statement on Form S-1/A**
> **Exhibit Nos. 10.1, 10.3, 10.4, 10.5 and 10.6**
> **Filed September 6, 2024**
> **File No. 333-281713**

Dear Leon O. Moulder, Jr.:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences